Exhibit 99.1

NLS Pharmaceutics Achieves 90% Enrollment Milestone in Quilience® Phase 2a Clinical Trial for Patients with Narcolepsy

•	Since the interim results were released in March, patient enrollment has nearly doubled
•	Of the 60 patients planned for the study, 54 have now been randomized with several others currently undergoing screening
•	Nearly 90% of patients that completed the Phase 2a trial to date have rolled over into the open label extension (OLE) study
•	Patients in the OLE study (both NT1 and NT2) remain on Quilience monotherapy, without any additional background stimulant, wake promoting nor anti-cataplectic treatment, with several on therapy for over 5 months

Switzerland/Zurich, May 4, 2022 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces that 90% of the 60 patients required to complete its Phase 2a clinical trial for Quilience (Mazindol ER) have been randomized and the Company continues to expect to report final results from this ground-breaking trial by mid-Q3 2022.

“Since our initial public offering in February 2021, the Company has executed on all of its initiatives including commencing, and rapidly conducting, the first prospective clinical trial evaluating Mazindol ER in patients diagnosed with both narcolepsy type 1 and type 2,” said Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics. “Based on the positive interim results that we reported at the World Sleep Congress in March in Rome, with a potential class-leading ESS reduction of 7.3 points and favorable interim safety and tolerability results, we believe that physicians and their patients with narcolepsy are even more enthusiastic to participate in our Phase 2 trial to access our novel Mazindol ER formulation (U.S. and European patent runway until 2037). We eagerly anticipate the final readout from this study, and remain on track to deliver the results by the middle of the third quarter of this year. Once the results are reported, if positive, we plan to conduct a post-Phase 2 meeting with the U.S. Food and Drug Administration (FDA) to establish the design of a registration-enabling study. Simultaneously, we continue to work with our financial advisor to evaluate potential strategic partnerships and opportunities to advance the development and anticipated commercialization of Quilience (Mazindol ER).”

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company's lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia. Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2a clinical trial evaluating Quilience® in adult subjects suffering from narcolepsy is currently ongoing in the United States. Previously, NLS successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD. EAPs have great potential to benefit all stakeholders involved, from the patient who receives the medicine early, to the pharmaceutical company who provides it. Although EAPs can represent a significant undertaking, companies who invest in them should see considerable benefit in terms of launch preparedness, relationship building and market penetration.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the expected timing of reporting the results for its clinical trial, the belief that physicians and their patients with narcolepsy are even more enthusiastic to participate in its Phase 2 trial, and potential strategic partnerships and opportunities to advance the development and anticipated commercialization of Quilience. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS' products may not be approved by regulatory agencies, NLS' technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS' process; NLS' products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS' patents may not be sufficient; NLS' products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC's website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Corporate Contact

Alex Zwyer, CEO: +41 44 512 21 50

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

Media Contact

Pascal Nigen: +1 917-385-2160

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www.nlspharmaceutics.com